SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of October


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of
                                     1934.)


                        Yes _____________ No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated [October 21, 2004] announcing the results for the third quarter 2004.

Van der Moolen Reports EUR 2.6 Million Net Income for the Third Quarter of 2004

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Oct. 21, 2004--Van der Moolen (NYSE:VDM)(AEX:VDMN) announces that it earned net income from ordinary activities of EUR 2.6 million in the third quarter of 2004. This compares to EUR 7.7 million in the second quarter of the current year, including an exceptional tax benefit of EUR 3.7 million. Excluding that benefit, net income from ordinary activities declined by 35% from the second quarter to the third. Income from ordinary activities declined by 53% compared to the third quarter of 2003. Net income from ordinary activities per common share (including second quarter exceptional items) was EUR 0.05 in the third quarter of 2004, which compares with EUR 0.18 in the second quarter 2004 and EUR 0.13 in the third quarter of 2003.
    Van der Moolen closed all (100%) of its 66 trading days in the third quarter with a positive trading result. Our NYSE participation rate was 22.4%, compared to 23.2% in the second quarter of 2004 and 27.7% in the third quarter last year. Our realization rates were 2.7,
3.0 and 3.6 basis points, respectively.



Key Figures
----------------------------------------------------------------------
Euros millions                       Q3 2004  Q3 2003 (a)   Q2 2004
------------------------------------ -------- ----------- ------------
Revenues                                27.0   43.3  -38%  30.9   -13%
------------------------------------ -------- ------ ---- ------ -----
Operating income                         5.6   12.7  -56%   8.4   -33%
------------------------------------ -------- ------ ---- ------ -----
Net income from ordinary activities
 before impairment charges and
 before exceptional expense relating
 to provision NYSE/SEC                   2.6    5.5  -53%   7.7   -66%
------------------------------------ -------- ------ ---- ------ -----
Exceptional expense relating to
 provision NYSE/SEC after tax              -      -           -
------------------------------------ -------- ------ ---- ------ -----
Net income from ordinary activities      2.6    5.5  -53%   7.7   -66%
------------------------------------ -------- ------ ---- ------ -----
Guarantee capital                      400.5  488.7  -18% 410.1    -2%
------------------------------------ -------- ------ ---- ------ -----
Per common share data (Eurosx1)
------------------------------------ -------- ------ ---- ------ -----
Net income from ordinary activities
 before impairment charges and
 before exceptional expense relating
 to provision NYSE/SEC                  0.05   0.13  -61%  0.18   -73%
------------------------------------ -------- ------ ---- ------ -----
Net income from ordinary activities     0.05   0.13  -61%  0.18   -73%
------------------------------------ -------- ------ ---- ------ -----
Cash earnings                           0.06   0.18  -66% (0.54) -111%
------------------------------------ -------- ------ ---- ------ -----
(a) adjusted for purposes of comparison


Key Figures
----------------------------------------------------------------------
Euros millions                                           9 months
                                                     2004  2003 (a)
-------------------------------------------------- -------------------
Revenues                                            93.8  139.2   -33%
-------------------------------------------------- ------ ------ -----
Operating income                                    22.3   40.3   -45%
-------------------------------------------------- ------ ------ -----
Net income from ordinary activities before
 impairment charges and before exceptional expense
 relating to provision NYSE/SEC                     14.6   20.3   -28%
-------------------------------------------------- ------ ------ -----
Exceptional expense relating to provision NYSE/SEC
 after tax                                          (1.6)     -
-------------------------------------------------- ------ ------ -----
Net income from ordinary activities                 13.0   20.3   -36%
-------------------------------------------------- ------ ------ -----
Guarantee capital                                  400.5  488.7   -18%
-------------------------------------------------- ------ ------ -----
Per common share data (Eurosx1)
-------------------------------------------------- ------ ------ -----
Net income from ordinary activities before
 impairment charges and before exceptional expense
 relating to provision NYSE/SEC                     0.33   0.48   -32%
-------------------------------------------------- ------ ------ -----
Net income from ordinary activities                 0.28   0.48   -41%
-------------------------------------------------- ------ ------ -----
Cash earnings                                      (0.34)  0.70  -149%
-------------------------------------------------- ------ ------ -----
(a) adjusted for purposes of comparison


    F.M.J. (Fred) Bottcher, Van der Moolen's CEO, remarked, "Security markets in Europe and US continued to create very weak operating conditions in the third quarter of 2004, both from a turnover and volatility perspective. We have renewed our cost cutting efforts, most notably through staff reductions in Amsterdam, and our debt repayment has reduced our interest burden and strengthened our balance sheet. It remains a challenge to find ways to offset the pressure that poor trading conditions put on our revenues. While we continue to believe that the trading environment will eventually improve, we have increased our efforts to find ways, either through modification of our existing activities or through acquisition within Europe, to improve the earnings profile of our firm."

    Results for the third quarter of 2004

    Turnover declined on most of the equity exchanges we trade during the third quarter.



  Change in turnover on the principal equity exchanges where Van der
                            Moolen is active
----------------------------------------------------------------------
       Q3 2004 vs. Q2 2004                Q3 2004 vs. Q2 2004
----------------------------------------------------------------------
  Borsa Italiana         -20.1%  London Stock Exchange           +2.6%
  Deutsche Borse         -11.6%  New York Stock Exchange         -8.6%
  Euronext               -13.5%  SWX Swiss Exchanges            -25.2%
----------------------------------------------------------------------
  local currencies; source: individual exchanges
----------------------------------------------------------------------


    Volatility declined significantly in all our markets during the period.



     Change in Average Intraday Price Ranges, Q3 2004 vs. Q2 2004
----------------------------------------------------------------------
AEX Index (Netherlands)  -7.7 %   FTSE 100 Index (U.K.)          -6.9%
CAC 40 Index (France)     -5.9%   MIB Index (Italy)              -7.8%
DAX Index (Germany)      -15.7%   NYSE Composite Index (U.S.)   -22.3%
Swiss Market Index        -6.7%
----------------------------------------------------------------------
source: Bloomberg
----------------------------------------------------------------------


    At EUR 27.0 million, our reported revenues in the third quarter were 13% lower than in the second quarter of 2004 and 38% below those earned in the third quarter of 2003. Of the decline relative to the preceding quarter, 12% was the result of lower revenue capture and 1% resulted from depreciation of the U.S. dollar compared with the average for the second quarter. All operations except U.K. equities and U.S. options experienced a decline in revenues: VDM Specialists saw revenues decrease by 16% in dollar terms.
    Transaction costs were unchanged compared to the preceding quarter, but declined by 28% compared with the third quarter of 2003, largely as a result of sale or closure of operations in the intervening period and reduced rates of SEC fees charged to VDM Specialists.
    Total operating expenses were 6% less than in the second quarter of 2004 and 31% below the level of the year before. Most cost lines saw some improvement compared to the second quarter, except IT and communications costs (unchanged) and depreciation and general and administrative expenses. The latter lines slightly increased compared to the second quarter of 2004. Compared to the prior year, cost savings achieved in the intervening period (including the effect of discontinued operations), lower bonus accruals and the depreciation of the U.S. dollar were important contributors to the savings achieved.
    Interest expense declined by 11% or EUR 0.2 million in the third quarter compared to the second, and 37% compared to the third quarter of 2003. This was largely due to reduced indebtedness and the depreciation of the U.S. dollar.
    Corporate taxation in the third quarter was a credit of EUR 0.2 million, compared to an effective tax charge of 7% in the second quarter (excluding the exceptional tax benefit of EUR 3.7 million) and 20% in the third quarter of 2003. The decrease compared to both periods was primarily caused by an absolute decrease of pre-tax income.
    Minority interest was a EUR 1.5 million charge in the third quarter, compared with charges of EUR 2.2 million and EUR 3.1 million in the second quarter of 2004 and the third quarter of 2003, respectively. The decline compared to both quarters is primarily explained by the lower pre-tax income earned by VDM Specialists; minority interest in the third quarter of 2003 still included a share in the loss generated by one of our option units, since liquidated.
    Net income from ordinary activities in the third quarter of 2004 was EUR 2.6 million (or EUR 0.05 per common share), a 66% decrease from the second quarter and a 53% decrease from the third quarter of the year before. Cash earnings per common share were a positive EUR 0.06, compared with negative cash earnings of EUR 0.54 in the second quarter of 2004 and a positive EUR 0.18 in the third quarter of 2003. The draw down of cash in the second quarter of 2004 mainly reflected cash payments to settle with the NYSE/SEC in an amount equivalent to EUR 0.77 per common share; an additional EUR 0.03 was required for the same purpose in the third quarter of 2004, and similar amounts are due to be paid each quarter until the end of the third quarter 2005.

    Balance Sheet

    Our Balance Sheet continued to strengthen during the third quarter of 2004. The receipt of current tax receivables as well as other cash inflows were used to repay our remaining short-term debt. On September 30, 2004 our Balance Sheet total was EUR 527.9 million; a EUR 356.5 million or 40% decrease from December 31, 2003. The decrease is largely due to the sale of VDM Bonds, payment of the NYSE/SEC settlement, reduced inventory and clearing positions on Balance Sheet date and repayments on short-term loans.
    Group equity divided by the Balance Sheet total rose from 27% on December 31, 2003 to 49% on September 30, 2004.
    Guarantee capital, which consists of Group equity plus the non-current portion of our subordinated indebtedness, rose from EUR
386.2 million to EUR 400.5 million during the first nine months of 2004. The first three quarters' income contribution, translation effects and proceeds from the sale of 780,000 treasury shares in April 2004 accounted for most of this. As a percent of our Balance Sheet total, guarantee capital rose from 44% at the end of 2003 to 76% at the end of the third quarter 2004.
    Cash and cash equivalents amounted to EUR 217.7 million on September 30, 2004. Of this approximately EUR 32 million is unrestricted - that is, not required to meet regulatory or clearing margin obligations. During the third quarter of 2004, the remaining amounts drawn on a facility were fully repaid. The short-term loans in the amount of EUR 15.6 million fully relate to the portion of long-term indebtedness that is due for repayment prior to October 1st 2005.
    On September 30, 2004 we carried ten NYSE seats as financial fixed assets on our Balance Sheet at an average cost price of $1.6 million each. The most recent seat transaction, on October 15, 2004, was at $1.1 million. Like our intangible fixed assets, NYSE seats will be tested for (other than temporary) impairment during the fourth quarter.

    Cash flow and investment

    Cash flow from operating activities was EUR 10.6 million in the first nine months of 2004. Freed up working capital and other positive operating cash flows offset the EUR 40.7 million payment of the NYSE/SEC settlement. Working capital needs decreased by EUR 24.8 million, mainly as a result of the receipt of current tax receivables and lower working capital needs at the level of some of our business units. Cash flows from investing activities were a positive EUR 7.5 million, relating to repayments on loans outstanding to third parties and the sale of VDM Bonds (proceeds of the sale less cash balances held by VDM Bonds). Negative cash flows of EUR 41.1 million from financing activities were primarily due to repayment of short-term loans, partly offset by the proceeds from the sale of treasury shares. Including the effect of currency exchange differences, net of amounts advanced by clearing organizations, cash decreased by EUR 20.1 million compared to December 31, 2003.

    U.S. GAAP accounts

    Earnings calculated according to US GAAP in the third quarter of 2004 amounted to EUR 0.3 million.

    International Financial Reporting Standards

    Beginning with the financial year 2005, Van der Moolen will prepare its consolidated financial statements under International Financial Reporting Standards (IFRS Although most standards have been completed and endorsed, a number of IFRS standards and the development of interpretations on these standards are still subject to change or approval. As a result, any conclusions on the effect of adopting IFRS in comparison with Dutch GAAP for Van der Moolen's consolidated financial statements is provisional and subject to change as well as our auditor's approval.
    Based on the current standards and interpretations, the main balance sheet and income statement differences between Dutch GAAP principles that we apply and IFRS have been identified. These differences relate to accounting principles only and therefore do not affect cash flows. Since IFRS applies similar principles to US GAAP - in part, although not in all respects - some of the differences set out below are in the past already reflected in our US GAAP financial statements issued on Form 20-F.

    -- Under IFRS, goodwill will no longer be amortized, which will have a positive effect on net income. However, goodwill will be subject to an annual impairment tests.

    -- IFRS does not permit discounting of deferred tax assets. Under Dutch GAAP the majority of our deferred tax assets is discounted as explained in our 2003 financial statements (pp.45 and 50), which has a considerable effect on our consolidated effective tax rate (p. 58). Further implications of IFRS on our deferred tax assets and liabilities are still under review, which may affect the valuation thereof and the related effect on our consolidated effective tax rate.

    -- Stock options granted after November 2002 must be expensed under IFRS, negatively influencing net income compared to Dutch GAAP.

    -- Under our accounting principles no distinction is made between accounting for defined benefit plans and defined contribution plans. Under IFRS these pension schemes are accounted for on different bases, which will positively affect shareholders' equity but require no material adjustment to net income.

    The following differences relate to the adoption of IAS 32/39;the standards relating to financial instruments.

    -- The cumulative preferred financing shares of Van der Moolen Holding NV are classified as shareholders' equity under Dutch GAAP; IFRS classifies these shares as liabilities. The preferred dividend on these shares will be classified as an interest expense whereas Dutch GAAP presents this dividend as part of profit distribution.

    -- A substantial part of our minority interest under Dutch GAAP in relation to VDM Specialists will be treated as a liability under IFRS. The income allocation to these memberships will be classified as interest expense under IFRS rather than minority interest in the profit and loss account.

    -- Stock lending balances are netted under Dutch GAAP as described in the disclosures to our Dutch GAAP financial statements. Such netting is not allowed under IFRS, increasing our balance sheet totals. (Reference December 31, 2003: EUR
        1.4 billion: see p. 51 of our 2003 financial statements).

    -- Netting of arbitrage positions is not allowed under IFRS, affecting long and short positions in securities with no impact on net income (Reference December 31, 2003: EUR 122 million: see p. 51 of our 2003 financial statements)

    -- IAS 32 and 39, relating to netting and recognition and de-recognition of assets and liabilities, will result in changes to the presentation of our balance sheet and affect balance sheet totals, with no material effect on net income.

    When these changes are implemented, with our first quarterly report for 2005, we will endeavor to make their effects as clear as possible.

    For more information about Van der Moolen, please visit www.vandermoolen.com.

    N.B.:

    Today, at 16:00 CET, Van der Moolen will host a conference call for analysts. This will be webcast over www.vandermoolen.com.
Invitations to participants have been distributed. For more information, please contact Jeff Zelkowitz at Taylor Rafferty, telephone: +1 (212) 889 4350.

    Our next scheduled press release, announcing our results for the fourth quarter and full year of 2004, will be published on Thursday, February 24, 2005.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.



                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

----------------------------------------- ----------- ----------- ----
(amounts in millions of Euros,
except per share data)                             Q3          Q3    %
                                                2004      2003 (a)
----------------------------------------- ----------- ----------- ----
Revenues                                        27.0        43.3  -38%
   Transaction costs                             5.4         7.5  -28%
Net revenues                                    21.6        35.8  -40%
   Fixed personnel expenses                      7.4        10.3
   Bonus expenses                                0.9         2.9
   Seat leases                                   2.1         3.5
   Information and communication expenses        0.8         1.4
   Depreciation                                  0.4         0.6
   Amortization of intangible fixed
    assets                                       0.9         1.5
   Exceptional expense relating to
    provision NYSE/SEC                             -           -
   General and administrative expenses           3.5         2.9
Total operating expenses                        16.0        23.1  -31%
Operating income                                 5.6        12.7  -56%
   Net interest income (expense)                (1.7)       (2.7)
   Gain on disposal of financial fixed
    assets                                         -           -
Income from ordinary activities before
 tax                                             3.9        10.0  -61%
   Taxation                                     (0.2)        1.4
Group income after taxation                      4.1         8.6  -52%
   Minority interest                             1.5         3.1
Net income (loss)                                2.6         5.5  -53%
----------------------------------------- ----------- ----------- ----
Net income (loss) from ordinary
 activities before impairment charges and
 before exceptional expense relating to
 provision NYSE/SEC                              2.6         5.5  -53%
Exceptional expense relating to provision
 NYSE/SEC after tax                                -           -
Net income (loss) from ordinary
 activities                                      2.6         5.5  -53%
Dividends on financing preferred shares          0.7         0.7
Net income (loss) from ordinary
 activities attributable to holders of
 common shares                                   1.9         4.8  -60%
Cash earnings attributable to holders of
 common shares                                   2.3         6.7  -66%
Average number of common shares
 outstanding                              38,317,100  37,685,279    2%
Diluted average number of common shares
 outstanding                              38,317,100  37,685,279    2%
Per share data:
Net income (loss) from ordinary
 activities before impairment charges and
 before exceptional expense relating to
 provision NYSE/SEC per common share            0.05        0.13  -61%
Diluted net income (loss) from ordinary
 activities before impairment charges and
 before exceptional expense relating to
 provision NYSE/SEC per common share            0.05        0.13  -61%
Net income (loss) from ordinary
 activities per common share                    0.05        0.13  -61%
Diluted net income (loss) from ordinary
 activities per common share                    0.05        0.13  -61%
Cash earnings per share (Cash EPS)              0.06        0.18  -66%
Diluted Cash EPS                                0.06        0.18  -66%
----------------------------------------- ----------- ----------- ----


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

---------------------------------------------------- ----------- -----
(amounts in millions of Euros,
except per share data)                                        Q2     %
                                                           2004
---------------------------------------------------- ----------- -----
Revenues                                                   30.9   -13%
   Transaction costs                                        5.4     0%
Net revenues                                               25.5   -15%
   Fixed personnel expenses                                 8.0
   Bonus expenses                                           1.5
   Seat leases                                              2.3
   Information and communication expenses                   0.8
   Depreciation                                             0.3
   Amortization of intangible fixed assets                  0.9
   Exceptional expense relating to provision
    NYSE/SEC                                                  -
   General and administrative expenses                      3.3
Total operating expenses                                   17.1    -6%
Operating income                                            8.4   -33%
   Net interest income (expense)                           (1.9)
   Gain on disposal of financial fixed assets                 -
Income from ordinary activities before tax                  6.5   -40%
   Taxation                                                (3.4)
Group income after taxation                                 9.9   -59%
   Minority interest                                        2.2
Net income (loss)                                           7.7   -66%
---------------------------------------------------- ----------- -----
Net income (loss) from ordinary activities before
 impairment charges and before exceptional expense
 relating to provision NYSE/SEC                             7.7   -66%
Exceptional expense relating to provision NYSE/SEC
 after tax                                                    -
Net income (loss) from ordinary activities                  7.7   -66%
Dividends on financing preferred shares                     0.8
Net income (loss) from ordinary activities
 attributable to holders of common shares                   6.9   -72%
Cash earnings attributable to holders of common
 shares                                                   (20.6) -111%
Average number of common shares outstanding          38,137,100     0%
Diluted average number of common shares outstanding  38,137,100     0%
Per share data:
Net income (loss) from ordinary activities before
 impairment charges and before exceptional expense
 relating to provision NYSE/SEC per common share           0.18   -73%
Diluted net income (loss) from ordinary activities
 before impairment charges and before exceptional
 expense relating to provision NYSE/SEC per common
 share                                                     0.18   -73%
Net income (loss) from ordinary activities per
 common share                                              0.18   -73%
Diluted net income (loss) from ordinary activities
 per common share                                          0.18   -73%
Cash earnings per share (Cash EPS)                        (0.54) -111%
Diluted Cash EPS                                          (0.54) -111%
---------------------------------------------------- ----------- -----


                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                        (Dutch GAAP, Unaudited)

---------------------------------------------------- ----------- -----
(amounts in millions of Euros,
except per share data)                      9 months    9 months     %
                                               2004      2003 (a)
---------------------------------------------------- ----------- -----
Revenues                                       93.8       139.2   -33%
Transaction costs                              17.1        22.4   -24%
Net revenues                                   76.7       116.8   -34%
Fixed personnel expenses                       23.6        33.6
Bonus expenses                                  4.1         9.4
Seat leases                                     6.6        11.6
Information and communication expenses          2.4         4.1
Depreciation                                    1.2         2.0
Amortization of intangible fixed assets         2.6         4.5
Exceptional expense relating to provision
 NYSE/SEC                                       2.2           -
General and administrative expenses            11.7        11.3
Total operating expenses                       54.4        76.5   -29%
Operating income                               22.3        40.3   -45%

Net interest income (expense)                  (6.4)       (8.3)
Gain on disposal of financial fixed
 assets                                           -         1.9

Income from ordinary activities before
 tax                                           15.9        33.9   -53%
Taxation                                       (2.9)        4.2
Group income after taxation                    18.8        29.7   -37%
Minority interest                               5.8         9.4
Net income (loss)                              13.0        20.3   -36%
---------------------------------------------------- ----------- -----
Net income (loss) from ordinary
 activities before impairment charges and
 before exceptional expense relating to
 provision NYSE/SEC                            14.6        20.3   -28%
Exceptional expense relating to provision
 NYSE/SEC after tax                            (1.6)          -
Net income (loss) from ordinary
 activities                                    13.0        20.3   -36%
Dividends on financing preferred shares         2.2         2.2
Net income (loss) from ordinary
 activities attributable to holders of
 common shares                                 10.8        18.1   -40%
Cash earnings attributable to holders of
 common shares                                (12.9)       26.5  -149%
Average number of common shares
 outstanding                             37,998,268  37,884,365     0%
Diluted average number of common shares
 outstanding                             37,998,268  37,884,365     0%
Per share data:
Net income (loss) from ordinary
 activities before impairment charges and
 before exceptional expense relating to
 provision NYSE/SEC per common share           0.33        0.48   -32%
Diluted net income (loss) from ordinary
 activities before impairment charges and
 before exceptional expense relating to
 provision NYSE/SEC per common share           0.33        0.48   -32%
Net income (loss) from ordinary
 activities per common share                   0.28        0.48   -41%
Diluted net income (loss) from ordinary
 activities per common share                   0.28        0.48   -41%
Cash earnings per share (Cash EPS)            (0.34)       0.70  -149%
Diluted Cash EPS                              (0.34)       0.70  -149%
---------------------------------------------------- ----------- -----
(a) adjusted for purposes of comparison




Van der Moolen Holding N.V.                 Q3      Q3     %
Revenue breakdown in millions of Euros             2004  2003 (a)
------------------------------------------------  ------ ------- -----
VDM Specialists                                    21.3    33.1
Net gain on principal transactions                 14.5    24.5   -41%
Commissions                                         5.2     6.8   -24%
Other                                               1.6     1.8   -11%
US Option Business                                  0.1     1.5    93%
European Trading                                    5.5     7.1   -23%
Unallocated and Holding                             0.1     1.6   -94%
------------------------------------------------  ------ ------- -----
Total revenues                                     27.0    43.3   -38%
------------------------------------------------  ------ ------- -----

------------------------------------------------  ------ ------- -----
Van der Moolen Holding N.V.
Operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to provision     Q3      Q3
 NYSE/SEC , breakdown in millions of Euros          2004 2003 (a)    %
------------------------------------------------- ------ ------- -----
VDM Specialists                                     8.4    16.6   -49%
US Option Business                                 (0.3)   (0.6)   50%
European Trading                                      -    (0.8) -100%
Unallocated and Holding                            (1.6)   (1.0)
------------------------------------------------  ------ ------- -----
Total operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to provision
 NYSE/SEC                                           6.5    14.2   -54%
------------------------------------------------- ------ ------- -----

------------------------------------------------  ------ ------- -----
VDM Specialists (VDMS)                                Q3      Q3
Key figures (Dutch GAAP)                           2004  2003 (a)
------------------------------------------------  ------ ------- -----
VDM Specialists revenues ($ million)               26.1    37.2
Net gain on principal transactions                 17.7    27.4
Commissions                                         6.4     7.8
Other                                               2.0     2.0
Total value of trading on NYSE ($ billion)        2,633   2,476
Value of trading in VDMS assignments ($ billion)    290     277
VDMS market share in dollar value NYSE             11.0%   11.2%
VDMS value of principal shares traded ($
 billion)                                            65      77
Participation rate                                 22.4%   27.7%
VDMS net gain on principal transactions ($
 million)                                          17.7    27.4
Realization rate (basis points)                     2.7     3.6
------------------------------------------------  ------ ------- -----
Source: NYSE, Van der Moolen

(a) adjusted for purposes of comparison


Van der Moolen Holding N.V.                                   Q2     %
Revenue breakdown in millions of Euros                     2004
--------------------------------------------------------- ------ -----
VDM Specialists                                            25.7
Net gain on principal transactions                         18.0   -19%
Commissions                                                 6.3   -17%
Other                                                       1.4    14%
US Option Business                                         (0.2) -150%
European Trading                                            5.4     2%
Unallocated and Holding                                       -     -
--------------------------------------------------------- ------ -----
Total revenues                                             30.9   -13%
--------------------------------------------------------- ------ -----

--------------------------------------------------------- ------ -----
Van der Moolen Holding N.V.
Operating income before amortization of intangible fixed
 assets, before impairment and before exceptional expense
 relating to provision NYSE/SEC , breakdown in millions       Q2
 of Euros                                                   2004     %
--------------------------------------------------------- ------ -----
VDM Specialists                                            11.9   -29%
US Option Business                                         (0.8)   63%
European Trading                                            0.3  -100%
Unallocated and Holding                                    (2.1)
--------------------------------------------------------- ------ -----
Total operating income before amortization of intangible
 fixed assets, before impairment and before exceptional
 expense relating to provision NYSE/SEC                     9.3   -30%
--------------------------------------------------------- ------ -----

--------------------------------------------------------- ------ -----
VDM Specialists (VDMS)                                        Q2
Key figures (Dutch GAAP)                                   2004
--------------------------------------------------------- ------ -----
VDM Specialists revenues ($ million)                       30.9
Net gain on principal transactions                         21.6
Commissions                                                 7.6
Other                                                       1.7
Total value of trading on NYSE ($ billion)                2,881
Value of trading in VDMS assignments ($ billion)            316
VDMS market share in dollar value NYSE                     11.0%
VDMS value of principal shares traded ($ billion)            73
Participation rate                                         23.2%
VDMS net gain on principal transactions ($ million)        21.6
Realization rate (basis points)                             3.0
--------------------------------------------------------- ------ -----
Source: NYSE, Van der Moolen

(a) adjusted for purposes of comparison


Van der Moolen Holding N.V.                           9       9
                                                  months  months
Revenue breakdown in millions of Euros             2004  2003 (a)    %
------------------------------------------------ ------- ------- -----
VDM Specialists                                    75.8   105.8
Net gain on principal transactions                 53.3    79.3   -33%
Commissions                                        18.0    20.9   -14%
Other                                               4.5     5.6   -20%
US Option Business                                 (0.3)    3.7   108%
European Trading                                   17.8    22.8   -22%
Unallocated and Holding                             0.5     6.9   -93%
------------------------------------------------ ------- ------- -----
Total revenues                                     93.8   139.2   -33%
------------------------------------------------ ------- ------- -----

------------------------------------------------ ------- ------- -----
Van der Moolen Holding N.V.
Operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to               9       9
 provision NYSE/SEC , breakdown in millions of    months  months
 Euros                                              2004 2003 (a)    %
------------------------------------------------ ------- ------- -----
VDM Specialists                                    33.8    51.3   -34%
US Option Business                                 (2.3)   (3.9)   41%
European Trading                                    1.6     0.4   300%
Unallocated and Holding                            (6.0)   (3.0) -100%
------------------------------------------------ ------- ------- -----
Total operating income before amortization of
 intangible fixed assets, before impairment and
 before exceptional expense relating to
 provision NYSE/SEC                                27.1    44.8   -40%
------------------------------------------------ ------- ------- -----

------------------------------------------------ ------- ------- -----
VDM Specialists (VDMS)                                9       9
                                                  months  months
Key figures (Dutch GAAP)                           2004  2003 (a)
------------------------------------------------ ------- ------- -----
VDM Specialists revenues ($ million)               93.0   117.5
Net gain on principal transactions                 65.3    87.9
Commissions                                        22.1    23.3
Other                                               5.6     6.3
Total value of trading on NYSE ($ billion)        8,485   7,146
Value of trading in VDMS assignments ($ billion)    952     804
VDMS market share in dollar value NYSE             11.2%   11.3%
VDMS value of principal shares traded ($
 billion)                                           226     232
Participation rate                                 23.7%   28.9%
VDMS net gain on principal transactions ($
 million)                                          65.3    87.9
Realization rate (basis points)                     2.9     3.8
------------------------------------------------ ------- ------- -----
Source: NYSE, Van der Moolen
(a) adjusted for purposes of comparison




                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                       (Dutch GAAP, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)             September 30,  December 31,
                                                    2004          2003
----------------------------------------------------------------------
Assets
Fixed assets
Intangible fixed assets                      82.3          83.5
Tangible fixed assets                         4.7           6.3
Financial fixed assets                       89.8         104.1

                                          --------       -------
                                                  176.8         193.9
Current assets
Long positions securities                    70.9         302.0
Clearing organizations and professional
 parties                                     42.7          93.5
Accrued income and other receivables         19.8          33.4
Cash and cash-equivalents                   217.7         261.6

                                          --------       -------
                                                  351.1         690.5
----------------------------------------------------------------------
Total assets                                      527.9         884.4
----------------------------------------------------------------------

Shareholders' equity and liabilities
Shareholders' equity                        221.8         201.5
Minority interest                            36.6          33.0

                                          --------       -------
Group equity                                      258.4         234.5
Provisions
Deferred tax liabilities                      5.0           4.7
Other provisions                              1.7          44.6

                                          --------       -------
                                                    6.7          49.3
Long-term liabilities
Subordinated debt                           142.1         151.7
Long-term debt                                1.7           2.0

                                          --------       -------
                                                  143.8         153.7
Short-term liabilities
Short positions securities                   68.2         259.7
Clearing organizations and professional
 parties                                      2.8          77.9
Short-term loans                             15.6          48.3
Advanced by clearing organizations            1.4          25.2
Accrued expenses and other liabilities       31.0          35.8

                                          --------       -------
                                                  119.0         446.9
----------------------------------------------------------------------
Total shareholders' equity and liabilities        527.9         884.4
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                                 400.5         386.2
----------------------------------------------------------------------




                     Van der Moolen Holding N.V.
      Consolidated statement of cash flow/ Movement schedule of
                          shareholders'equity
                       (Dutch GAAP, unaudited)
Consolidated statement of cash flow
--------------------------------------------------------- ------------
(Amounts in millions of Euros)                              9 months
                                                             2004
--------------------------------------------------------- ------------
Cash flow from operating activities
Net income                                                 13.0
Net gain on disposal of financial fixed assets                -
Minority interest                                           5.8
Depreciation and amortization of fixed assets               3.8
Amortization on deferred gain on swaps                     (2.4)
Change deferred taxation and non-cash tax effects           4.1
Change in provisions                                        2.2
Settlement NYSE/SEC investigation                         (40.7)
Change in working capital                                  24.8
                                                                ------
                                                                 10.6
Cash flow from investing activities
Investments in tangible fixed assets                       (1.0)
Disposals of tangible fixed assets                          1.1
Divestments group companies, less cash balances held        2.7
Divestments and repayments of financial fixed assets        4.7
                                                                ------
                                                                  7.5
Cash flow from financing activities
Net change in subordinated debt and long-term liabilities   0.6
Net change of short-term loans                            (41.4)
Sale / purchase of common shares                            5.6
Proceeds from termination of interest rate swaps           (0.2)
Dividend payment                                           (2.9)
Net change in minority interest                            (2.8)
                                                                ------
                                                                (41.1)
Currency exchange differences on cash and cash-equivalents, net
 of amounts advanced by clearing organizations                    2.9
Change in cash and cash-equivalents, net of amounts advanced by
 clearing organizations                                         (20.1)
Cash and cash-equivalents, net of amounts advanced by clearing
 organizations at January 1,                                    236.4
                                                                ------
Cash and cash-equivalents, net of amounts advanced by clearing
 organizations at September 30,                                 216.3
----------------------------------------------------------------------
Movement in shareholders'equity
--------------------------------------------------------- ------------
(Amounts in millions of euros)                              9 months
                                                             2004
--------------------------------------------------------- ------------
Shareholders' equity at January 1                               201.5
Cash dividend                                                 -
Currency exchange differences                               3.9
Net income for the period January 1 - September 30         13.0
Preferred dividend for the period January 1 - September
 30                                                        (2.2)
Sale / purchase of common shares                            5.6
                                                                ------
                                                                 20.3
                                                                ------
Shareholders' equity at September 30                            221.8
--------------------------------------------------------- ------------
(a) adjusted for purposes of comparison:
The comparative figures in the cash flow statement are adjusted to reflect the cash flow movements on the termination of interest rate swap agreements in connection with our subordinated debt in the USA and herewith-related adjustment of non-cash items included in net income. Furthermore, dividends on financing preferred shares have been adjusted to reflect the actual period of payment.


                     Van der Moolen Holding N.V.
      Consolidated statement of cash flow/ Movement schedule of
                          shareholders'equity
                       (Dutch GAAP, unaudited)
Consolidated statement of cash flow
--------------------------------------------------------- ------------
(Amounts in millions of Euros)                              9 months
                                                            2003 (a)
--------------------------------------------------------- ------------
Cash flow from operating activities
Net income                                                 20.3
Net gain on disposal of financial fixed assets             (1.9)
Minority interest                                           9.6
Depreciation and amortization of fixed assets               6.5
Amortization on deferred gain on swaps                     (1.2)
Change deferred taxation and non-cash tax effects           4.1
Change in provisions                                       (0.4)
Settlement NYSE/SEC investigation                             -
Change in working capital                                 (37.7)
                                                                ------
                                                                 (0.7)
Cash flow from investing activities
Investments in tangible fixed assets                       (1.2)
Disposals of tangible fixed assets                          0.2
Divestments group companies, less cash balances held          -
Divestments and repayments of financial fixed assets        3.0
                                                                ------
                                                                  2.0
Cash flow from financing activities
Net change in subordinated debt and long-term liabilities  (4.9)
Net change of short-term loans                             26.5
Sale / purchase of common shares                           (7.4)
Proceeds from termination of interest rate swaps           13.6
Dividend payment                                          (30.2)
Net change in minority interest                           (10.9)
                                                                ------
                                                                (13.3)
Currency exchange differences on cash and cash-
 equivalents, net of amounts advanced by clearing
 organizations                                                  (37.1)
Change in cash and cash-equivalents, net of amounts
 advanced by clearing organizations                             (49.1)
Cash and cash-equivalents, net of amounts advanced by
 clearing organizations at January 1,                           291.5
                                                                ------
Cash and cash-equivalents, net of amounts advanced by
 clearing organizations at September 30,                        242.4
--------------------------------------------------------- ------------
Movement in shareholders'equity
--------------------------------------------------------- ------------
(Amounts in millions of euros)                              9 months
                                                             2003
--------------------------------------------------------- ------------
Shareholders' equity at January 1                               312.2
Cash dividend                                             (27.3)
Currency exchange differences                             (35.7)
Net income for the period January 1 - September 30         20.3
Preferred dividend for the period January 1 - September
 30                                                        (2.2)
Sale / purchase of common shares                           (7.4)
                                                                ------
                                                                (52.3)
                                                                ------
Shareholders' equity at September 30                            259.9
--------------------------------------------------------- ------------
(a) adjusted for purposes of comparison:
The comparative figures in the cash flow statement are adjusted to reflect the cash flow movements on the termination of interest rate swap agreements in connection with our subordinated debt in the USA and herewith-related adjustment of non-cash items included in net income. Furthermore, dividends on financing preferred shares have been adjusted to reflect the actual period of payment.




                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                         (US GAAP, unaudited)

---------------------------------------- ----------- ----------- -----
 (amounts  in millions of Euros)                  Q3          Q3     %
                                               2004        2003
---------------------------------------- ----------- ----------- -----
Net income (loss) in accordance with
 Dutch GAAP                                     2.6         5.5   -53%
Adjustments to reported net income
Amortization of intangible fixed assets        (0.8)       (0.4)
Stock options                                  (0.6)       (1.3)
Other                                             -        (1.1)
Taxation                                       (0.9)       (0.8)

                                         ----------- -----------

Net income (loss) in accordance with US
 GAAP                                           0.3         1.9   -84%
Dividend on financing preferred shares         (0.7)       (0.7)
Net income (loss) in accordance with US
 GAAP attributable to common shares            (0.4)        1.2  -133%
Average number of common shares
 outstanding                             38,317,100  37,685,279
Diluted average number of common shares
 outstanding                             38,317,100  37,685,279
----------------------------------------
 (amounts in euros)

----------------------------------------
Net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.05        0.13   -61%
Basic earnings (loss) per common share
 in accordance with US GAAP                   (0.01)       0.03  -133%
Diluted net income (loss) from ordinary
 activities per common share in
 accordance with Dutch GAAP                    0.05        0.13   -61%
Diluted earnings (loss) per common share
 in accordance with US GAAP                   (0.01)       0.03  -133%
---------------------------------------- ----------- ----------- -----

---------------------------------------- ----------- ----------- -----
(amounts in millions of Euros)                    Q3          Q3     %
                                               2004        2003
---------------------------------------- ----------- ----------- -----
Depreciation and amortization fixed
 assets in accordance with US GAAP
Depreciation                                    0.4         0.6
Amortization of intangible fixed assets         1.5         1.7

                                         ----------- -----------
Total depreciation and amortization
 fixed assets in accordance with US GAAP        1.9         2.3   -17%
---------------------------------------- ----------- ----------- -----

---------------------------------------- ----------- -----------
(amounts in millions of Euros )           Sept. 30,   Dec. 31,
                                               2004      2003 (a)
---------------------------------------- ----------- -----------
Shareholders' equity in accordance with
 Dutch GAAP                                   221.8       201.5
Adjustments to reported shareholders'
 equity
Goodwill and specialist assignments           155.0       152.7
Pensions                                        8.0         8.0
Taxation                                      (20.2)      (15.3)
Provision NYSE/SEC                                -        (1.6)
Other                                             -         2.8
---------------------------------------- ----------- -----------
Shareholders' equity in accordance with
 US GAAP                                      364.6       348.1
---------------------------------------- ----------- -----------
(a) adjusted for purposes of comparison:
The reconciliation of shareholders' equity as at December 31, 2003 has been adjusted to reflect the final US GAAP numbers as included in the 20f for the year 2003 (adjustment provision NYSE/SEC and preferred dividend).


                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                         (US GAAP, unaudited)

---------------------------------------------------- ----------- -----
 (amounts  in millions of Euros)                              Q2     %
                                                           2004
---------------------------------------------------- ----------- -----
Net income (loss) in accordance with Dutch GAAP             7.7   -66%
Adjustments to reported net income
Amortization of intangible fixed assets                    (0.7)
Stock options                                              (0.6)
Other                                                         -
Taxation                                                   (0.8)

                                                     -----------

Net income (loss) in accordance with US GAAP                5.6   -95%
Dividend on financing preferred shares                     (0.8)
Net income (loss) in accordance with US GAAP
 attributable to common shares                              4.8  -108%
Average number of common shares outstanding          38,137,100
Diluted average number of common shares outstanding  38,137,100
----------------------------------------------------
 (amounts in euros)

----------------------------------------------------
Net income (loss) from ordinary activities per
 common share in accordance with Dutch GAAP                0.18   -73%
Basic earnings (loss) per common share in accordance
 with US GAAP                                              0.13  -108%
Diluted net income (loss) from ordinary activities
 per common share in accordance with Dutch GAAP            0.18   -73%
Diluted earnings (loss) per common share in
 accordance with US GAAP                                   0.13  -108%
---------------------------------------------------- ----------- -----

---------------------------------------------------- ----------- -----
(amounts in millions of Euros)                                Q2     %
                                                           2004
---------------------------------------------------- ----------- -----
Depreciation and amortization fixed assets in
 accordance with US GAAP
Depreciation                                                0.3
Amortization of intangible fixed assets                     1.6

                                                     -----------
Total depreciation and amortization fixed assets in
 accordance with US GAAP                                    1.9     0%
---------------------------------------------------- ----------- -----

(a) adjusted for purposes of comparison:
The reconciliation of shareholders' equity as at December 31, 2003 has been adjusted to reflect the final US GAAP numbers as included in the 20f for the year 2003 (adjustment provision NYSE/SEC and preferred dividend).


                     Van der Moolen Holding N.V.
                 Net income and shareholders' equity
                         (US GAAP, unaudited)

----------------------------------------------------- ----------- ----
 (amounts  in millions of Euros)           9 months    9 months      %
                                                2004        2003
----------------------------------------------------- ----------- ----
Net income (loss) in accordance with Dutch
 GAAP                                           13.0        20.3  -36%
Adjustments to reported net income
Amortization of intangible fixed assets         (2.2)       (1.2)
Stock options                                   (1.8)       (3.9)
Other                                            1.6        (0.4)
Taxation                                        (2.6)       (3.8)

                                          ----------- -----------

Net income (loss) in accordance with US
 GAAP                                            8.0        11.0  -27%
Dividend on financing preferred shares          (2.2)       (2.2)
Net income (loss) in accordance with US
 GAAP attributable to common shares              5.8         8.8  -34%
Average number of common shares
 outstanding                              37,998,268  37,884,365
Diluted average number of common shares
 outstanding                              37,998,268  37,884,365
------------------------------------------
 (amounts in euros)

------------------------------------------
Net income (loss) from ordinary activities
 per common share in accordance with Dutch
 GAAP                                           0.28        0.48  -41%
Basic earnings (loss) per common share in
 accordance with US GAAP                        0.15        0.23  -34%
Diluted net income (loss) from ordinary
 activities per common share in accordance
 with Dutch GAAP                                0.28        0.48  -41%
Diluted earnings (loss) per common share
 in accordance with US GAAP                     0.15        0.23  -34%
----------------------------------------------------- ----------- ----

----------------------------------------------------- ----------- ----
(amounts in millions of Euros)             9 months    9 months      %
                                                2004        2003
----------------------------------------------------- ----------- ----
Depreciation and amortization fixed assets
 in accordance with US GAAP
Depreciation                                     1.2         2.0
Amortization of intangible fixed assets          4.5         5.1

                                          ----------- -----------
Total depreciation and amortization fixed
 assets in accordance with US GAAP               5.7         7.1  -20%
----------------------------------------------------- ----------- ----
(a) adjusted for purposes of comparison:
The reconciliation of shareholders' equity as at December 31, 2003 has been adjusted to reflect the final US GAAP numbers as included in the 20f for the year 2003 (adjustment provision NYSE/SEC and preferred dividend).


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 (0)20 535 6789

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             VAN DER MOOLEN HOLDING N.V.

Date: [October 21, 2004]     By: /s/ Friedrich M.J. Bottcher
                                 ___________________________

                             name:  Friedrich M.J. Bottcher
                             title: Chairman of the Executive Board

                             By: /s/ Frank F. Dorjee
                                 ___________________________

                             name:  Frank F. Dorjee
                             title: Chief Financial Officer
                                    Member of the Executive Board

                             By: /s/ James.P. Cleaver, Jr.
                                 ____________________________

                             name : James P. Cleaver, Jr.
                             title: Member of the Executive Board

                             By: /s/ Casper F. Rondeltap
                                 ____________________________
                             name : Casper F. Rondeltap
                             title: Member of the Executive Board

______________________________________________________________